

Piengchai Pookakupt,Ph.D.
Executive Vice President

60 Years ธนาคารกสิกรไทย
KASIKORNBANK



12g3-2(b) File No.82-4922

Ref No. CN. 129/2005





February 22, 2005

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.



Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

P. Pookakupt

Summary Statement of Assets and Liabilities 1/

As at January 31, 2005



Assets	Baht	Liabilities	Baht
Cash	14,051,803,173.58	Deposits	725,746,811,113.22
Interbank and money market items	83,507,645,560.48	Interbank and money market items	16,807,938,580.11
Securities purchased under resale agreements	29,206,000,000.00	Liabilities payable on demand	5,614,881,806.32
Investments in securities, net	121,850,610,907.80	Securities sold under repurchase agreements	-
(with obligations Baht 15,811,004,482.19)		Borrowings	23,509,711,507.15
Credit advances (net of allowance for doubtful accounts)	546,372,104,926.85	Bank's liabilities under acceptances	741,933,029.10
Accrued interest receivables	1,296,938,317.35	Other liabilities	10,122,425,855.95
Properties foreclosed	12,812,273,113.16	Total liabilities	779,243,711,851.85
Customers' liabilities under acceptances	741,933,029.10		
Premises and equipment, net	20,728,037,822.55	**Shareholders' equity**	
Other assets	18,125,617,813.56	Paid-up share capital	
		(registered share capital Baht 50,486,149,970.00)	23,698,945,870.00
		Reserves and net profit after appropriation	26,028,774,032.53
		Other reserves and profit and loss account	19,624,582,808.31
		Total shareholders' equity	69,352,302,610.84
Total Assets	848,596,014,462.68	Total Liabilities and Shareholders' Equity	848,596,014,462.68
Customers' liabilities under unmatured bills	4,399,464,199.84	Bank's liabilities under unmatured bills	4,399,464,199.84
Total	852,995,478,662.53	Total	852,995,478,662.53

	Baht
Non-Performing Loans as at December 31, 2004 (Quarterly)	56,863,080,574.33
(8.61% of total loans before allowance for doubtful accounts)	
Required provisioning for loan loss, as at December 31, 2004 (Quarterly)	23,555,877,638.30
Actual allowance for doubtful accounts	31,252,874,300.10
Loans to related parties	3,966,310,263.25
Loans to related asset management companies	12,650,000,000.00
Loans to related parties due to debt restructuring	3,624,758,843.01
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital,	
permitted by the Bank of Thailand	-
Legal capital fund	79,651,108,306.38
Changes in assets and liabilities this month due to the penalty expenses from violating the	
Commercial Banking Act B.E. 2505 and amended Act, section	-
International Banking Facility's assets and liabilities	
Total assets	2,649,830,019.24
Total liabilities	65,804.06
Significant contingent liabilities	
Avals to bills and guarantees of loans	631,184,877.79
Letters of credit	13,807,904,621.15

1/ This Summary Statement has not been reviewed or audited by Certified Public Accountant